SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(RULE 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

RiT Technologies, Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.1 par value per share
(Title of Class of Securities)

M8215N 109
(CUSIP Number)

Michael Orion, Adv.
72 Weizman Street
Tel-Aviv 62308, Israel +972-3-544-1937
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. M8215N 109

1.	Names of Reporting Persons. Stins Coman Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Russia

Number of	7.	Sole Voting Power: 0

Shares
Beneficially	8.	Shared Voting Power: 6,150,336*

Owned by
Each	9.	Sole Dispositive Power: -0

Reporting
Person With	10.	Shared Dispositive Power: 6,150,336*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,150,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
41.9%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. M8215N 109

1.	Names of Reporting Persons. Sergey Nikolayevich Anisimov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Russia

Number of	7.	Sole Voting Power: 0

Shares
Beneficially	8.	Shared Voting Power: 6,150,336*

Owned by
Each	9.	Sole Dispositive Power: -0

Reporting
Person With	10.	Shared Dispositive Power: 6,150,336*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,150,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
41.9%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. M8215N 109

1.	Names of Reporting Persons. Boris Vitalievich Granovskiy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Russia

Number of	7.	Sole Voting Power: 0

Shares
Beneficially	8.	Shared Voting Power: 6,150,336*

Owned by
Each	9.	Sole Dispositive Power: 0

Reporting
Person With	10.	Shared Dispositive Power: 6,150,336*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,150,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
41.9%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. M8215N 109

Item 1. Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to ordinary shares NIS 0.1 par value (the "Ordinary Shares"), of RiT Technologies, Ltd. (the "Issuer"). The address of the Issuer's principal executive office is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2. Identity and Background

(a), (d) and (e). This Statement is filed on behalf of Stins Coman Incorporated (“Stins Coman” or the "Reporting Person").

Stins Coman, a Russian corporation, with headquarters located at Pervomayskaya Street, 126, Moscow 105203 Russia, is a holding company for fifteen technology companies. Stins Coman is one of the leading Russian suppliers of hi-tech equipment and solutions in the field of information systems and technologies.

Sergey Nikolayevich Anisimov, Chairman of the Board of Directors of Stins Coman owns 50.6% of the shares of Stins Coman, and as such has indirect voting and dispositive power over the shares held by Stins Coman. Boris Vitalievich Granovskiy is Stins Coman's Chief Executive Officer and owns 10.5% of its shares, and as such, Mr. Granovskiy has indirect voting and dispositive power over the shares held by Stins Coman.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of Stins Coman is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e) Neither Stins Coman, Mr. Anisimov, Mr. Granovskiy nor  any of the persons set forth on Schedule A have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons set forth on Schedule A, including Messrs. Anisimov and Granovskiy, are Russian citizens.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 6,150,336 shares of the ordinary shares held by Stins Coman is $5,289,289 All of the ordinary shares beneficially held by Stins Coman were paid for using working capital of its corporation.

Item 4.	Purpose of Transaction

(a)-(j). The Common Stock has been acquired by the Reporting Person for investment purposes and to gain a position to exercise sufficient influence or control over the Issuer. The Reporting Person reserves the right to change its plan and intentions at any time as it deems appropriate.

The Reporting Person may acquire additional shares of the issuers ordinary shares, dispose all or some of these shares from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the ordinary shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Person intends to communicate with other shareholders and management of the Issuer about maximizing the value of its shares of Common Stock.

SCHEDULE 13D
CUSIP No. M8215N 109

Item 5.	Interest in Securities of the Issuer

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

(a)(b) As of the filing date of this amendment to Schedule 13D, the aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares of RiT Technologies, Ltd. beneficially owned by Stins Coman Incorporated is 6,150,336, representing 41.9% of RiT Technologies Ltd. Stins Coman shares voting and dispositive power with regard to these shares with Sergey Nikolayevich Anisimov and Boris Vitalievich Granovskiy. All other officers and directors of Stins Coman disclaim beneficial ownership of the shares of RiT Technologies Ltd. held by Stins Coman.

(c) The shares held by Stins Coman were acquired through a private purchase of 5,122,521 shares from three RiT shareholders, and 1,027,815 through  a tender offer as disclosed on Schedule TO filed with the Securities and Exchange Commission on May 2, 2008, Amendment No. 1 to Schedule TO filed on June 3, 2008, Amendment No. 2 to Schedule TO filed on June 9, 2008, and Amendment No. 3 to Schedule TO filed on June 13, 2008.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Stins Coman Incorporated	06/06/2008	6,150,336	BUY	$0.86

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) pursuant to this Item.

Item 7. Materials To Be Filed As Exhibits

Exhibit No. Description of Exhibit
99 Joint Filing Agreement Dated July 29, 2008

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SCHEDULE 13D
CUSIP No. M8215N 109

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2008

STINS COMAN INCORPORATED

By:	/s/ Boris Vitalievich Granovskiy
Name: Boris Vitalievich Granovskiy
Title: Chief Executive Officer, Director

By:	/s/ Sergey Nikolayevich Anisimov
Name: Sergey Nikolayevich Anisimov

By:	/s/ Boris Vitalievich Granovskiy
Name: Boris Vitalievich Granovskiy

SCHEDULE 13D
CUSIP No. M8215N 109
Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of Stins Coman Incorporated named below as of the date hereof.  The business address of each person is:

Name:	Sergey Nikolayevich Anisimov
Title:	Chairman of Board of Directors
Citizenship:	Russia
Principal Occupation:	Chairman of Board of Directors, Stins Coman
Address:	Serova Street, 6, app. 59, Zhukovsky, Moscow area 140180

Name:	Irina Georgievna Shibayeva
Title:	Director
Citizenship:	Russia
Principal Occupation:	Director, Stins Coman
Address:	Molodezhnaya Street, 22, app. 170, Zhukovsky, Moscow area 140180

Name:	Boris Vitalievich Granovskiy
Title:	Chief Executive Officer, Director
Citizenship:	Russia
Principal Occupation:	Chief Executive Officer, Director, Stins coman
Address:	Chelyabinskaya Street, 19, bldg. 4, app. 401, Moscow 105586

Name:	Inna Vladimirovna Belkovich
Title:	Chief Financial Officer, Director
Citizenship:	Russia
Principal Occupation:	Chief Financial Officer, Director, Stins Coman
Address:	Stroginsky Boulevard, 17, bldg. 1, app. 194, Moscow 123592

Name:	Gennadiy Agubecherovich Karatsev
Title:	Director
Citizenship:	Russia
Principal Occupation:	Director, Stins Coman
Address:	Dzerzhinskogo Street, 6, bldg. 1, app. 52, Zhukovsky, Moscow area 140180

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